SECURITIES PURCHASE AGREEMENT

     SECURITIES PURCHASE AGREEMENT (the "Agreement"), dated as of September 25, 2007, by and among Clearly Canadian Beverage Corporation, a Canadian corporation, incorporated under the laws of British Columbia, Canada with headquarters located at 2267 10th Avenue W., Vancouver, BC, Canada V6K2J1 (the "Company"), and the investors listed on the Schedule of Buyers attached hereto (individually, a "Buyer" and collectively, the "Buyers").

     WHEREAS:

     A. The Company and each Buyer is executing and delivering this Agreement in reliance upon the exemption from securities registration in the United States afforded by either (i) Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"), and Rule 506 of Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the 1933 Act or (ii) Section 903 of Regulation S as promulgated by the SEC under the 1933 Act, and in Canada, upon the exemption from the prospectus and registration requirements afforded by Section 2.3 of National Instrument ("NI") 45-106 of the Canadian Securities Administration ("CSA").

     B. The Company has authorized a new series of senior convertible notes of the Company which notes shall be convertible into the Company's limited voting shares, without par value (the "Common Shares"), in accordance with the terms of the Notes (as defined below).

     C. Each Buyer wishes to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement, (i) that aggregate principal amount of the Notes, in substantially the form attached hereto as Exhibit A (the "Notes"), set forth opposite such Buyer's name in column (3) on the Schedule of Buyers attached hereto (which aggregate amount for all Buyers shall be $9,360,000) (as converted, collectively, the "Conversion Shares"), (ii) warrants, in substantially the form attached hereto as Exhibit B (the "Series E Warrants"), to acquire that number of Common Shares set forth opposite such Buyer's name in column (4) on the Schedule of Buyers (as exercised, the "Series E Warrant Shares"), (iii) warrants, in substantially the form attached hereto as Exhibit B (the "Series F Warrants", and collectively with the Series E Warrants, the "Warrants"), to acquire that number of Common Shares set forth opposite such Buyer's name in column (5) on the Schedule of Buyers (as exercised, the "Series F Warrant Shares", and collectively with the Series E Warrant Shares, the "Warrant Shares").

     D. The Notes bear interest, which at the option of the Company, subject to certain conditions, may be paid in Common Shares (the "Interest Shares").

     E. Contemporaneously with the execution and delivery of this Agreement, the parties hereto are executing and delivering a Registration Rights Agreement, substantially in the form attached hereto as Exhibit C (the "Registration Rights Agreement"), pursuant to which the Company has agreed to provide certain registration rights with respect to the Registrable Securities (as defined in the Registration Rights Agreement) under the 1933 Act and the rules and regulations promulgated thereunder, and applicable state securities laws.

     F. The Notes, the Conversion Shares, the Interest Shares, the Warrants and the Warrant Shares collectively are referred to herein as the "Securities".

NOW, THEREFORE, the Company and each Buyer hereby agree as follows:

     1. PURCHASE AND SALE OF NOTES AND WARRANTS.

          (a) Purchase of Notes and Warrants. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6 and 7 below, the Company shall issue and sell to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from the Company on the Closing Date (as defined below), (v) a principal amount of Notes as is set forth opposite such Buyer's name in column (3) on the Schedule of Buyers, (w) Series E Warrants to acquire that number of Warrant Shares as is set forth opposite such Buyer's name in column (4) on the Schedule of Buyers; and (x) Series F Warrants to acquire that number of Warrant Shares as is set forth opposite such Buyer's name in column (5) on the Schedule of Buyers, (the "Closing").

          (b) Closing. The date and time of the Closing (the "Closing Date") shall be 10:00 a.m., New York City time, on the date hereof (or such later date as is mutually agreed to by the Company and each Buyer) after notification of satisfaction (or waiver) of the conditions to the Closing set forth in Sections 6 and 7 below at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022.

          (c) Purchase Price.

               (i) The aggregate purchase price for the Notes and the Warrants to be purchased by each such Buyer at the Closing (the "Purchase Price") shall be the amount set forth opposite each Buyer's name in column (6) of the Schedule of Buyers. Each Buyer shall pay $1,000 for each $1,000 of principal amount of Notes and related Warrants to be purchased by such Buyer at the Closing.

               (ii) The Buyers and the Company mutually agree that the allocation of the issue price of such investment unit between the Notes and the Warrants in accordance with Canadian and U.S. tax laws shall be an aggregate amount of $230,000 allocated to the Series E Warrants, $249,500 allocated to the Series F Warrants and the balance of the Purchase Price allocated to the Notes, and neither the Buyers nor the Company shall take any position inconsistent with such allocation in any tax return or in any judicial or administrative proceeding in respect of taxes.

          (d) Form of Payment. On the Closing Date, (i) each Buyer shall pay its Purchase Price to the Company for the Notes and the Warrants to be issued and sold to such Buyer at the Closing, by wire transfer of immediately available funds in accordance with the Company's written wire instructions and (ii) the Company shall deliver to each Buyer the Notes (allocated in the principal amounts as such Buyer shall request) which such Buyer is then purchasing hereunder along with the Warrants (allocated in the amounts as such Buyer shall request) which such Buyer is purchasing, in each case duly executed on behalf of the Company and registered in the name of such Buyer or its designee.

     2. BUYER'S REPRESENTATIONS AND WARRANTIES. Each Buyer, severally and not jointly, represents and warrants with respect to only itself that:

          (a) No Public Sale or Distribution. Such Buyer is (i) acquiring the Notes and the Warrants and (ii) upon conversion of the Notes and exercise of the Warrants (other than pursuant to a Cashless Exercise (as defined in the Warrants)) will acquire the Conversion Shares issuable upon conversion of the Notes and the Warrant Shares issuable upon exercise of the Warrants, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act or qualified for public distribution or exempted under the securities legislation and regulations of, and the instruments, policies, rules, orders, codes, notices and published interpretation notes of, the securities regulatory authorities of the provinces and territories of Canada (the "Canadian Securities Laws"); provided, however, that by making the representations herein, such Buyer does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act. Such Buyer is acquiring the Securities hereunder in the ordinary course of its business. Such Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities.

          (b) Accredited Investor Status. Such Buyer is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D. Such Buyer is also on "accredited investor" within the meaning of Section 1.1 of NI 45-106 of the CSA or, if not an accredited investor, is purchasing sufficient Securities so that the aggregate acquisition cost of such Buyer's Securities is not less than Cdn$150,000 and such Buyer is not an individual, corporation, partnership, trust, fund, association, syndicate, organization or other organized group of persons, whether incorporated or not, or an individual or other person in that person's capacity as a trustee, executor, administrator or personal or other legal representative created or used solely to purchase or hold such Buyer's Securities in reliance on the exemption set forth in section 2.10 of NI 45-106.

          (c) Reliance on Exemptions. Such Buyer understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of such Buyer to acquire the Securities.

          (d) Information. Such Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Securities which have been requested by such Buyer. Such Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company. Neither such inquiries nor any other due diligence investigations conducted by such Buyer or its advisors, if any, or its representatives shall modify, amend or affect such Buyer's right to rely on the Company's representations and warranties contained herein. Such Buyer understands that its investment in the Securities involves a high degree of risk. Such Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities. Such Buyer acknowledges that it will not receive an offering memorandum or other disclosure document (other than this Agreement and the Schedules attached hereto) in respect of the Company.

          (e) No Governmental Review. Such Buyer understands that no United States or Canadian federal, provincial or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities. Such Buyer acknowledges that (i) there is no government or other insurance covering the Securities, (ii) there are risks associated with the purchase of the Securities, (iii) there are restrictions on the Buyer's ability to resell the Securities and it is the responsibility of such Buyer to find out what those restrictions are and to comply with them before selling the Securities, and (iv) the Company has advised such Buyer that the Company is relying on an exemption from the requirements to provide such Buyer with a prospectus and to sell the securities through a person registered to sell securities under the Securities Act (British Columbia) and, as a consequence of acquiring the Securities pursuant to this exemption, certain protections, rights and remedies provides by the Securities Act (British Columbia), including statutory rights or recission or damages, will not be available to such Buyer.

          (f) Transfer or Resale. Such Buyer understands that except as provided in the Registration Rights Agreement: (i) the Securities have not been and are not being registered under the 1933 Act or any Canadian Securities Laws; (ii) such Buyer agrees that if it decides to offer, sell or otherwise transfer any of the Notes, Conversion Shares, Warrants, or Warrant Shares such Notes, Conversion Shares, Warrants, Warrant Shares may be offered, sold or otherwise transferred only: (A) pursuant to an effective registration statement under the 1933 Act; (B) to the Company; (C) outside the United States in accordance with Regulation S under the 1933 Act and in compliance with local laws; or (D) within the United States (1) in accordance with the exemption from registration under the 1933 Act provided by Rule 144 or Rule 144A thereunder, if available, and in compliance with any applicable state securities laws or (2) in a transaction that does not require registration under the 1933 Act or applicable state securities laws, and the seller has provided the Company with a written certificate or other reasonable assurance, prior to such offer, sale or transfer, that such Securities may be so offered, sold, or transferred in a transaction that does not require registration under the 1933 Act or applicable state securities laws; and (iii) any sale or transfer of the Securities to a purchaser or transferee whose address is in Canada (or who is a resident of Canada) is prohibited unless it is made in compliance with applicable Canadian Securities Laws including Section 2.5 of NI 45-102 - Resale of Securities. The Securities may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by the Securities and such pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Buyer effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document (as defined in Section 3(b)), including, without limitation, this Section 2(f).

          (g) Legends. Such Buyer understands that: (A) the certificates or other instruments representing the Notes and the Warrants (other than Notes and Warrants issued to the Buyers pursuant to Regulation S) and, until such time as the resale of the Conversion Shares and the Warrant Shares have been registered under the 1933 Act as contemplated by the Registration Rights Agreement, the stock certificates representing the Conversion Shares and the Warrant Shares, except as set forth below, shall bear any legend as required by the "blue sky" laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

[NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE [CONVERTIBLE] [EXERCISABLE] HAVE BEEN][THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN] REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

The legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of the Securities upon which it is stamped or issue to such holder by electronic delivery at the applicable balance account at DTC (as defined below), unless otherwise required by state securities laws, (i) such Securities are registered for resale under the 1933 Act, (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with an opinion of counsel, in a generally acceptable form, to the effect that such sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act, or (iii) if the Company is a "foreign issuer", within the meaning of Regulation S of the 1933 Act and the Securities are being sold pursuant to Regulation S, such legend may be removed by providing a declaration to the company that such shares may be sold pursuant to Regulation S or (iv) such holder provides the Company with reasonable assurance that the Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A; and (B) pursuant to applicable Canadian Securities Laws, the certificates or other instruments representing the Notes and the Warrants will bear the following legend:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY IN CANADA BEFORE [INSERT THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE CLOSING DATE.]

If the Company shall fail for any reason or for no reason to issue to the holder of the Securities within three (3) Trading Days after the occurrence of any of (i) through (iii) above, a certificate without such legend to the holder or to issue such Securities to such holder by electronic delivery at the applicable balance account at DTC, and if on or after such Trading Day the holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the holder of such Securities that the holder anticipated receiving without legend from the Company (a "Buy-In"), then the Company shall, within three (3) Business Days after the holder's request and in the holder's discretion, either (i) pay cash to the holder in an amount equal to the holder's total purchase price (including brokerage commissions, if any) for the shares of Common Shares so purchased (the "Buy-In Price"), at which point the Company's obligation to deliver such unlegended Securities shall terminate, or (ii) promptly honor its obligation to deliver to the holder such unlegended Securities as provided above and pay cash to the holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Common Shares, times (B) the Closing Bid Price (as defined in the Warrants) on the date of exercise.

          (h) Validity; Enforcement. This Agreement and the Registration Rights Agreement to which such Buyer is a party have been duly and validly authorized, executed and delivered on behalf of such Buyer and shall constitute the legal, valid and binding obligations of such Buyer enforceable against such Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

          (i) No Conflicts. The execution, delivery and performance by such Buyer of this Agreement and the Registration Rights Agreement to which such Buyer is a party and the consummation by such Buyer of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of such Buyer or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Buyer is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Buyer to perform its obligations hereunder.

          (j) Residency. Such Buyer is a resident of that jurisdiction specified below its address on the Schedule of Buyers.

          (k) Prohibited Transactions. Since such Buyer was approached by the Company or the Placement Agent with respect to the transactions contemplated hereby, neither such Buyer nor any Person acting on behalf of or pursuant to any understanding with such Buyer has, directly or indirectly, effected or agreed to effect any short sale, whether or not against the box, established any "put equivalent position" (as defined in Rule 16a-1(h) under the 1934 Act) with respect to the Common Shares, granted any other right (including, without limitation, any put or call option) with respect to the Common Shares or with respect to any security that includes, relates to or derived any significant part of its value from the Common Shares or otherwise sought to hedge its position in the Securities (but not including any actions to secure available shares to borrow in order to effect short sales or similar transactions in the future) (each, a "Prohibited Transaction"). Prior to the earliest to occur of (i) the termination of this Agreement or (ii) the date of the 6-K Filing as described in Section 4(i), such Buyer shall not, and shall cause any Person acting on behalf of or pursuant to any understanding with such Buyer not to, engage, directly or indirectly, in a Prohibited Transaction.

          (l) None of the funds being used to purchase the Notes or the Warrants are, to such Buyer's knowledge, proceeds obtained or derived directly or indirectly as a result of illegal activities. The funds being used to purchase the Notes and the Warrants will not, to the knowledge of such Buyer, represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering Act (Canada) (the "PCMLA") and such Buyer acknowledges that the Company may in the future be required by law to disclose such Buyer's name and other information relating to this Agreement and the Buyer's subscription hereunder, on a confidential basis, pursuant to the PCMLA. To the best of its knowledge (a) none of the funds to be provided by such Buyer are being tendered on behalf of a person or entity who has not been identified to such Buyer, and (b) it shall promptly notify the Company if such Buyer discovers that any such representation ceases to be true, and to provide the Company with reasonable information in connection therewith.

          (m) No General Solicitation or Advertising. Such Buyer has not purchased the Notes and the Warrants as a result of any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television or internet or any seminar or meeting whose attendees, to the knowledge of such Buyer, have been invited by general solicitation or advertising.

     3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

     The Company represents and warrants to each of the Buyers that:

          (a) Organization and Qualification. Each of the Company and its "Subsidiaries" (which for purposes of this Agreement means any entity in which the Company, directly or indirectly, owns any of the share capital or holds an equity or similar interest) are entities duly organized and validly existing in good standing under the laws of the jurisdiction in which they are formed, and have the requisite power and authorization to own their properties and to carry on their business as now being conducted. Each of the Company and its Subsidiaries is duly qualified as a foreign entity to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. As used in this Agreement, "Material Adverse Effect" means any material adverse effect on the business, properties, assets, operations, results of operations, condition (financial or otherwise) or prospects of the Company and its Subsidiaries, taken as a whole, or on the transactions contemplated hereby and the other Transaction Documents or by the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of the Company to perform its obligations under the Transaction Documents (as defined below). The Company has no Subsidiaries except as set forth on Schedule 3(a).

          (b) Authorization; Enforcement; Validity. The Company has the requisite power and authority to enter into and perform its obligations under this Agreement, the Notes, the Registration Rights Agreement, the Irrevocable Transfer Agent Instructions (as defined in Section 5(b)), the Warrants, each of the Lock-Up Agreements (as defined below) and each of the other agreements entered into by the parties hereto in connection with the transactions contemplated by this Agreement (collectively, the "Transaction Documents") and to issue the Securities in accordance with the terms hereof and thereof. The execution and delivery of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Notes and the Warrants, the reservation for issuance and the issuance of the Conversion Shares issuable upon conversion of the Notes, the reservation for issuance and issuance of Warrant Shares issuable upon exercise of the Warrants, the reservation for issuance and issuance of Interest Shares, if any, have been duly authorized by the Company's Board of Directors and (other than the filing with the SEC of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement) no further filing, consent, or authorization is required by the Company, its Board of Directors or its shareholders. This Agreement and the other Transaction Documents of even date herewith have been duly executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

          (c) Issuance of Securities. The issuance of the Notes and the Warrants are duly authorized and are free from all taxes, liens and charges with respect to the issue thereof. As of the Closing, a number of Common Shares shall have been duly authorized and reserved for issuance which equals or exceeds 130% of the aggregate of the maximum number of Common Shares (i) issuable upon conversion of the Notes, (ii) as Interest Shares pursuant to the terms of the Notes and (iii) upon exercise of the Warrants (in the case of clauses (i) and (iii), without taking into account any limitations on the Conversion of the Notes or exercise of the Warrants set forth in the Notes and Warrants, respectively). Upon conversion or payment in accordance with the Notes or exercise in accordance with the Warrants, as the case may be, the Conversion Shares, the Interest Shares and the Warrant Shares, respectively, will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Shares. The offer and issuance by the Company of the Securities is exempt from registration under the 1933 Act.

          (d) No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Notes and the Warrants and reservation for issuance and issuance of the Conversion Shares, the Interest Shares and the Warrant Shares) will not (i) result in a violation of any certificate of incorporation, certificate of formation, any certificate of designations or other constituent documents of the Company or any of its Subsidiaries, any share capital of the Company or any of its Subsidiaries or the bylaws of the Company or any of its Subsidiaries or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) in any respect under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including U.S. federal and state securities laws or Canadian Securities Laws and regulations and the rules and regulations of the OTC Bulletin Board (the "Principal Market")) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected.

          (e) Consents. Neither the Company nor any of its Subsidiaries is required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents, in each case in accordance with the terms hereof or thereof. All consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the Closing Date, and the Company and its Subsidiaries are unaware of any facts or circumstances which might prevent the Company from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence. The Company is not in violation of the listing requirements of the Principal Market and has no knowledge of any facts which would reasonably lead to delisting or suspension of the Common Shares in the foreseeable future.

          (f) Acknowledgment Regarding Buyer's Purchase of Securities. The Company acknowledges and agrees that each Buyer is acting solely in the capacity of arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that no Buyer is (i) an officer or director of the Company, (ii) an "affiliate" of the Company or any of its Subsidiaries (as defined in Rule 144) or (iii) to the knowledge of the Company, a "beneficial owner" of more than 10% of the Common Shares (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act")). The Company further acknowledges that no Buyer is acting as a financial advisor or fiduciary of the Company or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by a Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to such Buyer's purchase of the Securities. The Company further represents to each Buyer that the Company's decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives.

          (g) No General Solicitation; Placement Agent's Fees. Neither the Company, nor any of its Subsidiaries or affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Securities. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or brokers' commissions (other than for persons engaged by any Buyer or its investment advisor) relating to or arising out of the transactions contemplated hereby. The Company shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, attorney's fees and out-of-pocket expenses) arising in connection with any such claim. The Company acknowledges that it has engaged Lane Capital Markets, LLC as placement agent (the "Placement Agent") in connection with the sale of the Securities. Other than the Placement Agent, the Company has not engaged any placement agent or other agent in connection with the sale of the Securities.

          (h) No Integrated Offering. None of the Company, its Subsidiaries, any of their affiliates, and any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Securities under the 1933 Act or cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of the 1933 Act or any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated. None of the Company, its Subsidiaries, their affiliates and any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of the Securities under the 1933 Act or cause the offering of the Securities to be integrated with other offerings.

          (i) Dilutive Effect. The Company understands and acknowledges that the number of Conversion Shares issuable upon conversion of the Notes and the Warrant Shares issuable upon exercise of the Warrants will increase in certain circumstances. The Company further acknowledges that its obligation to issue Conversion Shares upon conversion of the Notes in accordance with this Agreement and the Notes and its obligation to issue the Warrant Shares upon exercise of the Warrants in accordance with this Agreement and the Warrants is, in each case, absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Company.

          (j) Application of Takeover Protections; Rights Agreement. The Company and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Articles (as defined in Section 3(r)) or the laws of the jurisdiction of its formation which is or could become applicable to any Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Company's issuance of the Securities and any Buyer's ownership of the Securities. No shareholder rights plan, supermajority agreement or similar arrangement relating to accumulations of beneficial ownership of Common Shares or a change in control of the Company will be applicable to the transactions contemplated by this Agreement, including, without limitation, the Company's issuance of the Securities or any Buyer's ownership of the Securities.

          (k) SEC-CSA Documents; Financial Statements. Except as disclosed in Schedule 3(k), during the two (2) years prior to the date hereof, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC and the CSA pursuant to the reporting requirements of the 1934 Act and the Canadian Securities Laws (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the "SEC-CSA Documents"). The Company has delivered to the Buyers or their respective representatives true, correct and complete copies of the SEC-CSA Documents not available on the EDGAR or SEDAR systems. As of their respective dates, the SEC-CSA Documents complied in all material respects with the requirements of the 1934 Act and the Canadian Securities Laws and the rules and regulations of the SEC and CSA promulgated thereunder applicable to the SEC-CSA Documents, and none of the SEC-CSA Documents, at the time they were filed with the SEC and CSA, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC-CSA Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC and CSA with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other information provided by or on behalf of the Company to the Buyers which is not included in the SEC-CSA Documents, including, without limitation, information referred to in Section 2(d) of this Agreement, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made, not misleading.

          (l) Absence of Certain Changes. Except as disclosed in Schedule 3(l), since December 31, 2006, there has been no material adverse change and no material adverse development in the business, properties, operations, condition (financial or otherwise), results of operations or prospects of the Company or its Subsidiaries. Except as disclosed in Schedule 3(l), since December 31, 2006, the Company has not (i) declared or paid any dividends, (ii) sold any assets, individually or in the aggregate, in excess of $100,000 outside of the ordinary course of business or (iii) had capital expenditures, individually or in the aggregate, in excess of $100,000. Neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy law nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so. The Company is not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be Insolvent (as defined below). For purposes of this Section 3(l), "Insolvent" means, with respect to any Person (as defined in Section 3(s), (i) the present fair saleable value of such Person's assets is less than the amount required to pay such Person's total Indebtedness (as defined in Section 3(s)), (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) the Company intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

          (m) No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, development or circumstance has occurred or exists, or is contemplated to occur with respect to the Company, its Subsidiaries or their respective business, properties, prospects, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws on a registration statement on Form F-1 filed with the SEC or a prospectus filed pursuant to Canadian Securities Laws relating to an issuance and sale by the Company of its Common Shares and which has not been publicly announced.

          (n) Conduct of Business; Regulatory Permits. Neither the Company nor its Subsidiaries is in violation of any term of or in default under any certificate of designations of any outstanding series of preferred stock of the Company, its Articles (as defined in Section 3(r)) or their organizational charter or certificate of incorporation or bylaws, respectively. Neither the Company nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or its Subsidiaries, and neither the Company nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except for possible violations which would not, individually or in the aggregate, have a Material Adverse Effect. Without limiting the generality of the foregoing, the Company is not in violation of any of the rules, regulations or requirements of the Principal Market and has no knowledge of any facts or circumstances which would reasonably lead to delisting or suspension of the Common Shares by the Principal Market in the foreseeable future. During the two years prior to the date hereof, the Common Shares has been designated for quotation on the Principal Market. During the two years prior to the date hereof, (i) trading in the Common Shares has not been suspended by the SEC, any CSA or the Principal Market and (ii) the Company has received no communication, written or oral, from the SEC or the Principal Market regarding the suspension or delisting of the Common Shares from the Principal Market. The Company and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

          (o) Foreign Corrupt Practices. Neither the Company, nor any of its Subsidiaries, nor any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Company or any of its Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended or the Corruption of Foreign Public Officials Act (Canada); or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

          (p) Sarbanes-Oxley Act. The Company is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof.

          (q) Transactions With Affiliates. Except as set on Schedule 3(q), none of the officers, directors or employees of the Company is presently a party to any transaction with the Company or any of its Subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the Company or any of its Subsidiaries, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

          (r) Equity Capitalization. As of the date hereof, the authorized share capital of the Company consists of (i) an unlimited number of Common Shares, of which as of the date hereof, 20,943,758 are issued and outstanding and (ii) an unlimited number of shares of variable multiple preferred stock, without par value, of which as of the date hereof, 1,120,000 shares are issued and outstanding, (iii) 2,000,000 Class A Preferred shares, of which none are issued and outstanding and (iv) 2,000,000 Class B Preferred shares, of which 600,000 are issued and outstanding. All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable. Except as disclosed in Schedule 3(r): (i) none of the Company's share capital is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company; (ii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional share capital of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Company or any of its Subsidiaries; (iii) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness of the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries is or may become bound; (iv) there are no financing statements securing obligations in any material amounts, either singly or in the aggregate, filed in connection with the Company or any of its Subsidiaries; (v) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the 1933 Act or file a prospectus under any applicable Canadian Securities Law (except pursuant to the Registration Rights Agreement); (vi) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries; (vii) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities; (viii) the Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and (ix) the Company and its Subsidiaries have no liabilities or obligations required to be disclosed in the SEC Documents but not so disclosed in the SEC Documents, other than those incurred in the ordinary course of the Company's or its Subsidiaries' respective businesses and which, individually or in the aggregate, do not or would not have a Material Adverse Effect. The Company has furnished to the Buyers true, correct and complete copies of the Company's

Notice of Articles, Certificate of Incorporation, Articles and amendments thereto and as in effect on the date hereof (the "Articles"), and the terms of all securities convertible into, or exercisable or exchangeable for, Common Shares and the material rights of the holders thereof in respect thereto.

          (s) Indebtedness and Other Contracts. Except as disclosed in Schedule 3(s), neither the Company nor any of its Subsidiaries (i) has any outstanding Indebtedness (as defined below), (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument would result in a Material Adverse Effect, (iii) is in violation of any term of or in default under any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (iv) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company's officers, has or is expected to have a Material Adverse Effect. Schedule 3(s) provides a detailed description of the material terms of any such outstanding Indebtedness. For purposes of this Agreement: (x) "Indebtedness" of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) "capital leases" in accordance with generally accepted accounting principles (other than trade payables entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; (y) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; and (z) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

          (t) Absence of Litigation. There is no action, suit, proceeding, inquiry or investigation before or by the Principal Market, any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, the Common Shares or any of the Company's Subsidiaries or any of the Company's or its Subsidiaries' officers or directors in their capacities as such, except as set forth in Schedule 3(t).

          (u) Insurance. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. Neither the Company nor any such Subsidiary has been refused any insurance coverage sought or applied for and neither the Company nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

          (v) Employee Relations. (i) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or employs any member of a union. The Company and its Subsidiaries believe that their relations with their employees are good. Except as set forth on Schedule 3(v), no executive officer of the Company or any of its Subsidiaries (as defined in Rule 501(f) of the 1933 Act) has notified the Company or any such Subsidiary that such officer intends to leave the Company or any such Subsidiary or otherwise terminate such officer's employment with the Company or any such Subsidiary. No executive officer of the Company or any of its Subsidiaries, to the knowledge of the Company, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters.

               (ii) The Company and its Subsidiaries are in compliance with all federal, state, provincial, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

          (w) Title. The Company and its Subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and any of its Subsidiaries. Any real property and facilities held under lease by the Company and any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

          (x) Intellectual Property Rights. The Company and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights ("Intellectual Property Rights") necessary to conduct their respective businesses as now conducted. Except as set forth in Schedule 3(x), none of the Company's Intellectual Property Rights have expired or terminated, or are expected to expire or terminate, within three years from the date of this Agreement. The Company does not have any knowledge of any infringement by the Company or its Subsidiaries of Intellectual Property Rights of others. There is no claim, action or proceeding being made or brought, or to the knowledge of the Company or its Subsidiaries, being threatened, against the Company or its Subsidiaries regarding its Intellectual Property Rights. The Company is unaware of any facts or circumstances which might give rise to any of the foregoing infringements or claims, actions or proceedings. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties.

          (y) Environmental Laws. The Company and its Subsidiaries (i) are in compliance with any and all Environmental Laws (as hereinafter defined), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The term "Environmental Laws" means all federal, state, provincial, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, "Hazardous Materials") into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

          (z) Subsidiary Rights. Except as set forth in Schedule 3(z), the Company or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Company or such Subsidiary.

          (aa) Investment Company Status. The Company is not, and upon consummation of the sale of the Securities will not be, an "investment company," a company controlled by an "investment company" or an "affiliated person" of, or "promoter" or "principal underwriter" for, an "investment company" as such terms are defined in the Investment Company Act of 1940, as amended.

          (bb) Tax Status. The Company and each of its Subsidiaries (i) has made or filed all foreign, U.S. and Canadian federal, provincial and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

          (cc) Internal Accounting and Disclosure Controls. The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-14 under the 1934 Act) that are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed in to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is accumulated and communicated to the Company's management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure. During the twelve months prior to the date hereof neither the Company nor any of its Subsidiaries have received any notice or correspondence from any accountant relating to any material weakness in any part of the system of internal accounting controls of the Company or any of its Subsidiaries.

          (dd) Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Company and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in its 1934 Act filings and is not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect.

          (ee) Ranking of Notes. Except as set forth on Schedule 3(ee), no Indebtedness of the Company is senior to or ranks pari passu with the Notes in right of payment, whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise.

          (ff) Form F-3 Eligibility. The Company is eligible to register the Conversion Shares, the Interest Shares and the Warrant Shares for resale by the Buyers using Form F-3 promulgated under the 1933 Act.

          (gg) Transfer Taxes. On the Closing Date, all stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the sale and transfer of the Securities to be sold to each Buyer hereunder will be, or will have been, fully paid or provided for by the Company, and all laws imposing such taxes will be or will have been complied with.

          (hh) Manipulation of Price. The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) other than the Placement Agent, sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii) other than the Placement Agent, paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company.

          (ii) Acknowledgement Regarding Buyers' Trading Activity. It is understood and acknowledged by the Company that, except as set forth in either Section 2(k) and Section 4(p), none of the Buyers have been asked to agree, nor has any Buyer agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or "derivative" securities based on securities issued by the Company or to hold the Securities for any specified term; (ii) any Buyer, and counter parties in "derivative" transactions to which any such Buyer is a party, directly or indirectly, presently may have a "short" position in the Common Shares, and (iii) each Buyer shall not be deemed to have any affiliation with or control over any arm's length counter-party in any "derivative" transaction. The Company further understands and acknowledges that one or more Buyers may engage in hedging and/or trading activities at various times during the period that the Securities are outstanding, including, without limitation, during the periods that the value of the Conversion Shares, the Warrant Shares, and any Interest Shares deliverable with respect to Securities are being determined and (b) such hedging and/or trading activities, if any, can reduce the value of the existing shareholders' equity interest in the Company both at and after the time the hedging and/or trading activities are being conducted. The Company acknowledges that such aforementioned hedging and/or trading activities do not constitute a breach of this Agreement, the Notes, the Warrants or any of the documents executed in connection herewith.

          (jj) U.S. Real Property Holding Corporation. The Company is not, nor has ever been, a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended, and the Company shall so certify upon Buyer's request.

          (kk) Bank Holding Company Act. Neither the Company nor any of its Subsidiaries is subject to the Bank Holding Company Act of 1956, as amended (the "BHCA") and to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). Neither the Company nor any of its Subsidiaries or affiliates owns or controls, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty-five (25%) or more of the total equity of a bank or any equity that is subject to the BHCA and to regulation by the Federal Reserve. Neither the Company nor any of its Subsidiaries or affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

          (ll) Reporting Issuer. The Company is a "reporting issuer", as such term is defined in the Securities Act (British Columbia), in the Provinces of British Columbia and Ontario and is in compliance in all material respects with the Canadian Securities Laws.

          (mm)Shares Freely Tradeable. With respect to each Buyer that purchases Securities hereunder pursuant to Regulation S, the Company shall not include any restrictive legend of any such Securities.

          (nn) Foreign Private Issuer. The Company is a "foreign private issuer" as defined in Rule 3b-4 of the 1934 Act.

          (oo) Disclosure. The Company confirms that neither it nor any other Person acting on its behalf has provided any of the Buyers or their agents or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information. The Company understands and confirms that each of the Buyers will rely on the foregoing representations in effecting transactions in securities of the Company. All disclosure provided to the Buyers regarding the Company, or any of its Subsidiaries, their business and the transactions contemplated hereby, including the Schedules to this Agreement, furnished by or on behalf of the Company is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each press release issued by the Company or any of its Subsidiaries during the twelve (12) months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed.

     4. COVENANTS.

          (a) Best Efforts. Each party shall use its best efforts timely to satisfy each of the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

          (b) Form D and Blue Sky. The Company agrees to file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to each Buyer promptly after such filing. The Company shall, on or before the Closing Date, take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to the Buyers at the Closing pursuant to this Agreement under applicable securities or "Blue Sky" laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Buyers on or prior to the Closing Date. The Company shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or "Blue Sky" laws of the states of the United States and the applicable Canadian Securities Laws following the Closing Date.

          (c) Reporting Status. Until the date on which the Investors (as defined in the Registration Rights Agreement) shall have sold all the Conversion Shares, the Interest Shares and Warrant Shares and none of the Notes or Warrants is outstanding (the "Reporting Period"), the Company shall timely file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would permit such termination.

          (d) Use of Proceeds. The Company will use the proceeds from the sale of the Securities for general corporate and for working capital purposes and not for (i) except as set forth in Schedule 4(d), the repayment of any outstanding Indebtedness of the Company or any of its Subsidiaries or (ii) the redemption or repurchase of any of its or its Subsidiaries' equity securities.

          (e) Financial Information. The Company agrees to send the following to each Investor (as defined in the Registration Rights Agreement) during the Reporting Period (i) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, within one (1) Business Day after the filing thereof with the SEC, a copy of its Annual Reports and Quarterly Reports on Form 20-F, any interim reports or any consolidated balance sheets, income statements, shareholders' equity statements and/or cash flow statements for any period other than annual, any Current Reports on Form 6-K and any registration statements (other than on Form F-8) or amendments filed pursuant to the 1933 Act, (ii) on the same day as the release thereof, facsimile or e-mailed copies of all press releases issued by the Company or any of its Subsidiaries, and (iii) copies of any notices and other information made available or given to the shareholders of the Company generally, contemporaneously with the making available or giving thereof to the shareholders. As used herein, "Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York or British Columbia, Canada are authorized or required by law to remain closed.

          (f) Listing. The Company shall promptly secure the listing of all of the Registrable Securities (as defined in the Registration Rights Agreement) upon each national securities exchange and automated quotation system, if any, upon which the Common Shares are then listed (subject to official notice of issuance) and shall maintain such listing of all Registrable Securities from time to time issuable under the terms of the Transaction Documents. The Company shall maintain the Common Shares' authorization for quotation on the Principal Market. Neither the Company nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on the Principal Market. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(f).

          (g) Fees. The Company shall reimburse Hudson Bay Overseas Fund Ltd. (a Buyer) or its designee(s) (in addition to any other expense amounts paid to any Buyer prior to the date of this Agreement) for all reasonable costs and expenses incurred in connection with the transactions contemplated by the Transaction Documents (including all reasonable legal fees and disbursements in connection therewith, documentation and implementation of the transactions contemplated by the Transaction Documents and due diligence in connection therewith), which amount shall not exceed $30,000. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or broker's commissions (other than for Persons engaged by any Buyer) relating to or arising out of the transactions contemplated hereby, including, without limitation, any fees or commissions payable to the Placement Agent. The

Company shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, reasonable attorney's fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment. Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyers.

          (h) Pledge of Securities. The Company acknowledges and agrees that the Securities may be pledged, transferred, mortgaged or otherwise encumbered by an Investor (as defined in the Registration Rights Agreement) for the purpose of giving collateral for a debt, in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Investor effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document, including, without limitation, Section 2(f) hereof; provided that an Investor and its pledgee shall be required to comply with the provisions of Section 2(f) hereof in order to effect a sale, transfer or assignment of Securities to such pledgee. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by an Investor.

          (i) Disclosure of Transactions and Other Material Information. On or before 8:30 a.m., New York City time, (i) on the first Trading Day (as defined in the Notes) following the date of this Agreement, the Company shall issue a press release and (ii) on the second Trading Day following the date of this Agreement, the Company shall file a Current Report on Form 6-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching the material Transaction Documents (including, without limitation, this Agreement, the form of the Notes, the form of Warrant and the form the Registration Rights Agreement as exhibits to such filing (including all attachments, the "6-K Filing") and a material change report on Form 51-102F3 in accordance with National Instrument 51-102 of the CSA with respect thereto (the "Material Change Report"). From and after the filing of the 6-K Filing with the SEC and the Material Change Report with the CSA, (other than information provided to those certain Buyers specified on Schedule 4(i)), no Buyer shall be in possession of any material, nonpublic information received from the Company, any of its Subsidiaries or any of their respective officers, directors, employees or agents, that is not disclosed in the 6-K Filing. The Company shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, employees and agents, not to, provide any Buyer with any material, nonpublic information regarding the Company or any of its Subsidiaries from and after the filing of the 6-K Filing with the SEC and the Material Change Report with the CSA without the express written consent of such Buyer. If a Buyer has, or believes it has, received any such material, nonpublic information regarding the Company or any of its Subsidiaries, it shall provide the Company with written notice thereof. The Company shall, within two (2) Trading Days (as defined in the Notes) of receipt of such notice, make public disclosure of such material, nonpublic information. In the event of a breach of the foregoing covenant by the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees and agents, in addition to any other remedy provided herein or in the Transaction Documents, a Buyer shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, nonpublic information without the prior approval by the Company, its Subsidiaries, or any of its or their respective officers, directors, employees or agents. No Buyer shall have any liability to the Company, its Subsidiaries, or any of its or their respective officers, directors, employees, shareholders or agents for any such disclosure. Subject to the foregoing, neither the Company, its Subsidiaries nor any Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of any Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing and contemporaneously therewith and (ii) as is required by applicable law and regulations (provided that in the case of clause (i) each Buyer shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release). Without the prior written consent of any applicable Buyer, neither the Company nor any of its Subsidiaries or affiliates shall disclose the name of such Buyer in any filing, announcement, release or otherwise.

          (j) Restriction on Redemption and Cash Dividends. So long as any Notes are outstanding, the Company shall not, directly or indirectly, redeem, or declare or pay any cash dividend or distribution on, the Common Shares without the prior express written consent of the holders of Notes representing not less than 70% of the aggregate principal amount of the then outstanding Notes.

          (k) Additional Notes; Variable Securities; Dilutive Issuances. So long as any Buyer beneficially owns any Securities, the Company will not issue any Notes other than to the Buyers as contemplated hereby and the Company shall not issue any other securities that would cause a breach or default under the Notes. For so long as any Notes or Warrants remain outstanding, the Company shall not, in any manner, issue or sell, or agree to issue or sell, any Variable Equity Securities (as defined in the Notes), with the exception of any agreements or transactions that (x) exist as of the date hereof and (y) are not amended or modified on or after the date hereof. It is expressly understood that the foregoing prohibition on the issuance of Variable Equity Securities shall apply in respect of any Excluded Securities and that no Variable Equity Securities may be issued as part of an Excluded Securities. For so long as any Notes or Warrants remain outstanding, the Company shall not, in any manner, enter into or affect any Dilutive Issuance (as defined in the Notes) if the effect of such Dilutive Issuance is to cause the Company to be required to issue upon conversion of any Note or exercise of any Warrant in excess of that number of Common Shares which the Company may issue upon conversion of the Notes and exercise of the Warrants without breaching the Company's obligations under the rules or regulations of the Principal Market or any applicable Eligible Market (as defined in the Registration Rights Agreement).

          (l) Corporate Existence. So long as any Buyer beneficially owns any Securities, the Company shall not be party to any Fundamental Transaction (as defined in the Notes) unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants.

          (m) Reservation of Shares. So long as any Buyer owns any Securities, the Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, no less than 130% of the sum of the number of Common Shares issuable (i) as Interest Shares pursuant to the terms of the Notes, (ii) upon conversion of the Notes and (iii)

upon exercise of the Warrants then outstanding (without taking into account any limitations on the conversion of the Notes or exercise of the Warrants set forth in the Notes and Warrants, respectively).

          (n) Conduct of Business. The business of the Company and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result, either individually or in the aggregate, in a Material Adverse Effect.

          (o) Additional Issuances of Securities.

               (i) For purposes of this Section 4(n), the following definitions shall apply.

                    (1) "Convertible Securities" means any shares or securities (other than Options) convertible into or exercisable or exchangeable for Common Shares.

                    (2) "Options" means any rights, warrants or options to subscribe for or purchase of Common Shares or Convertible Securities.

                    (3) "Common Share Equivalents" means, collectively, Options and Convertible Securities.

               (ii) From the date hereof until the date when all Registrable Securities (as defined in the Registration Rights Agreement) have been registered (the "Trigger Date"), the Company will not, directly or indirectly, file any registration statement with the SEC other than the Registration Statement (as defined in the Registration Rights Agreement). From the date hereof until the Trigger Date, the Company will not, (i) directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or its Subsidiaries' equity or equity equivalent securities, including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for Common Shares or Common Share Equivalents (any such offer, sale, grant, disposition or announcement being referred to as a "Subsequent Placement") or (ii) be party to any solicitations, negotiations or discussions with regard to the foregoing.

               (iii) From the Trigger Date until the time when no Buyer holds any Notes, the Company will not, directly or indirectly, effect any Subsequent Placement unless the Company shall have first complied with this Section 4(o)(iii).

                    (1) The Company shall deliver to each Buyer an irrevocable written notice (the "Offer Notice") of any proposed or intended issuance or sale or exchange (the "Offer") of the securities being offered (the "Offered Securities") in a Subsequent Placement, which Offer Notice shall (w) identify and describe the Offered Securities, (x) describe the price and other terms upon which they are to be issued, sold or exchanged, and the number or amount of the Offered Securities to be issued, sold or exchanged, (y) identify the persons or entities (if known) to which or with which the Offered Securities are to be offered, issued, sold or exchanged and (z) (i) to the extent such Buyer holds 50% or more of the Notes purchased by such Buyer at the Closing, offer to issue and sell to or exchange with such Buyer the same dollar amount of the Offered Securities as such Buyer purchased at the Closing, and (ii) to the extent such Buyer holds less than 50% of the Notes purchased by such Buyer at the Closing, offer to issue and sell to or exchange with such Buyer the same dollar amount of the Offered Securities as such Buyer holds in aggregate principal amount of the Notes (the "Basic Amount"), and (b) with respect to each Buyer that elects to purchase its Basic Amount, any additional portion of the Offered Securities attributable to the Basic Amounts of other Buyers as such Buyer shall indicate it will purchase or acquire should the other Buyers subscribe for less than their Basic Amounts (the "Undersubscription Amount"), which process shall be repeated until the Buyers shall have an opportunity to subscribe for any remaining Undersubscription Amount.

                    (2) To accept an Offer, in whole or in part, such Buyer must deliver a written notice to the Company prior to the end of the tenth (10th) Business Day following the consummation of the Subsequent Placement (the "Offer Period"), setting forth the portion of such Buyer's Basic Amount that such Buyer elects to purchase and, if such Buyer shall elect to purchase all of its Basic Amount, the Undersubscription Amount, if any, that such Buyer elects to purchase (in either case, the "Notice of Acceptance"). If the Basic Amounts subscribed for by all Buyers are less than the total of all of the Basic Amounts, then each Buyer who has set forth an Undersubscription Amount in its Notice of Acceptance shall be entitled to purchase, in addition to the Basic Amounts subscribed for, the Undersubscription Amount it has subscribed for; provided, however, that if the Undersubscription Amounts subscribed for exceed the difference between the total of all the Basic Amounts and the Basic Amounts subscribed for (the "Available Undersubscription Amount"), each Buyer who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Basic Amount of such Buyer bears to the total Basic Amounts of all Buyers that have subscribed for Undersubscription Amounts, subject to rounding by the Company to the extent its deems reasonably necessary. Notwithstanding anything to the contrary contained herein, if the Company desires to modify or amend the terms and conditions of the Offer prior to the expiration of the Offer Period, the Company may deliver to the Buyers a new Offer Notice.

                    (3) The Company shall have ten (10) Business Days from the expiration of the Offer Period above to offer, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by the Buyers (the "Refused Securities"), but only to the offerees described in the Offer Notice (if so described therein) and only upon terms and conditions (including, without limitation, unit prices and interest rates) that are not more favorable to the acquiring person or persons or less favorable to the Company than those set forth in the Offer Notice and (ii) to publicly announce (a) the execution of such Subsequent Placement Agreement, and (b) either (x) the consummation of the transactions contemplated by such Subsequent Placement Agreement or (y) the termination of such Subsequent Placement Agreement, which shall be filed with the SEC on a Current Report on Form 6-K with such Subsequent Placement Agreement and any documents contemplated therein filed as exhibits thereto.

                    (4) In the event the Company shall propose to sell less than all the Refused Securities (any such sale to be in the manner and on the terms specified in Section 4(o)(iii)(3) above), then each Buyer may, at its sole option and in its sole discretion, reduce the number or amount of the Offered Securities specified in its Notice of Acceptance to an amount that shall be not less than the number or amount of the Offered Securities that such Buyer elected to purchase pursuant to Section 4(o)(iii)(2) above multiplied by a fraction, (i) the numerator of which shall be the number or amount of Offered Securities the Company actually proposes to issue, sell or exchange (including Offered Securities to be issued or sold to Buyers pursuant to Section 4(o)(iii)(3) above prior to such reduction) and (ii) the denominator of which shall be the original amount of the Offered Securities. In the event that any Buyer so elects to reduce the number or amount of Offered Securities specified in its Notice of Acceptance, the Company may not issue, sell or exchange more than the reduced number or amount of the Offered Securities unless and until such securities have again been offered to the Buyers in accordance with Section 4(o)(iii)(1) above.

                    (5) Upon the closing of the issuance, sale or exchange of all or less than all of the Refused Securities, the Buyers shall acquire from the Company, and the Company shall issue to the Buyers, the number or amount of Offered Securities specified in the Notices of Acceptance, as reduced pursuant to Section 4(o)(iii)(3) above if the Buyers have so elected, upon the terms and conditions specified in the Offer. The purchase by the Buyers of any Offered Securities is subject in all cases to the preparation, execution and delivery by the Company and the Buyers of a purchase agreement relating to such Offered Securities reasonably satisfactory in form and substance to the Buyers and their respective counsel.

                    (6) Any Offered Securities not acquired by the Buyers or other persons in accordance with Section 4(o)(iii)(3) above may not be issued, sold or exchanged until they are again offered to the Buyers under the procedures specified in this Agreement.

                    (7) The Company and the Buyers agree that if any Buyer elects to participate in the Offer, (x) neither the agreement regarding the Subsequent Placement (the "Subsequent Placement Agreement") with respect to such Offer nor any other transaction documents related thereto (collectively, the "Subsequent Placement Documents") shall include any term or provisions whereby any Buyer shall be required to agree to any restrictions in trading as to any securities of the Company owned by such Buyer prior to such Subsequent Placement, and (y) any registration rights set forth in such Subsequent Placement Documents shall be similar in all material respects to the registration rights contained in the Registration Rights Agreement.

                    (8) Notwithstanding anything to the contrary in this Section 4(o) and unless otherwise agreed to by the Buyers, the Company shall either confirm in writing to the Buyers that the transaction with respect to the Subsequent Placement has been abandoned or shall publicly disclose its intention to issue the Offered Securities, in either case in such a manner such that the Buyers will not be in possession of material non-public information, by the fifteenth (15th) Business Day following delivery of the

Offer Notice. If by the fifteenth (15th) Business Day following delivery of the Offer Notice no public disclosure regarding a transaction with respect to the Offered Securities has been made, and no notice regarding the abandonment of such transaction has been received by the Buyers, such transaction shall be deemed to have been abandoned and the Buyers shall not be deemed to be in possession of any material, non-public information with respect to the Company. Should the Company decide to pursue such transaction with respect to the Offered Securities, the Company shall provide each Buyer with another Offer Notice and each Buyer will again have the right of participation set forth in this Section 4(o)(iii). The Company shall not be permitted to deliver more than one such Offer Notice to the Buyers in any 60 day period.

               (iv) The restrictions contained in subsections (ii) and (iii) of this Section 4(o) shall not apply in connection with the issuance of any Excluded Securities (as defined in the Notes).

          (p) Trading in Common Shares. For so long as such Buyer owns any Notes, such Buyer shall not maintain a Net Short Position. For purposes of this Section, a "Net Short Position" by a person means a position whereby such person has executed one or more sales of Common Shares that is marked as a short sale and that is executed at a time when such Buyer has no equivalent offsetting long position in the Common Shares or contract for the foregoing. For purposes of determining whether a Buyer has an equivalent offsetting long position in the Common Shares, all Common Shares (i) that is owned by such Buyer, (ii) that may be issued as Interest Shares pursuant to the terms of the Notes to the Buyer or (iii) that would be issuable upon conversion or exercise in full of all Securities then held by such Buyer (assuming that such Securities were then fully convertible or exercisable, notwithstanding any provisions to the contrary, and giving effect to any conversion or exercise price adjustments that would take effect given only the passage of time) shall be deemed to be held long by such Buyer. Without limiting the foregoing, the Buyers may engage in hedging activities at various times during the period following the public announcement of the execution of this Agreement as provided in Section 4(i), and during the period that the Notes are outstanding, including, without limitation, during the periods that the value of the Common Shares deliverable with respect to the Notes and Interest Shares is being determined.

          (q) Closing Documents. On or prior to fourteen (14) calendar days after the Closing Date, the Company agrees to deliver, or cause to be delivered, to each Buyer and Schulte Roth & Zabel LLP executed copies of the Transaction Documents, Securities and other document required to be delivered to any party pursuant to Section 7 hereof.

          (r) No Waiver of Lock-Up Agreements. The Company shall not amend, waive or modify any of the Lock-Up Agreements (as defined below).

          (s) Certain Limitations on Resales in Canada. Until January 27, 2008, no Buyer shall sell any Securities to a Person if the Buyer knows that such Person is in Canada.

          (t) Release of Security Interests. The Company shall cause the security interests identified as Base Registration #488822D registered under the Personal Property Security Act (British Columbia), Registration Number 20070528 1033 1793 3258 registered under the

Personal Property Security Act (Ontario) and Registration Number 20070206 1446 1793 0793 registered under the Personal Property Security Act (Ontario) (collectively the "Security Interests") to be discharged, and provide evidence of such discharge to Schulte, Roth & Zabel LLP, within two Business Days of the Closing Date.

          (u) Delivery of Cancelled Securities. Within five Business Days of the Closing Date, the Company shall cause the DMR Warrants, the MOB Warrants and the MOB Shares (as defined in the Reingold SPA) to be cancelled and a copy of such cancelled securities shall be delivered to Schulte Roth & Zabel LLP.

          (v) Restrictions of Issuances of Preferred Shares. While the Notes are outstanding, the Company shall not issue any Class A Preferred Shares or Class B Preferred Shares.

          (w)Delivery of Irrevocable Transfer Agent Instructions. Within five Business Days of the Closing Date, the Company shall have delivered to each Buyer a copy of the Irrevocable Transfer Agent Instructions, in the form of Exhibit D attached hereto, which instructions shall have been delivered to and acknowledged in writing by the Company's transfer agent.

     5. REGISTER; TRANSFER AGENT INSTRUCTIONS.

          (a) Register. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Notes and the Warrants in which the Company shall record the name and address of the Person in whose name the Notes and the Warrants have been issued (including the name and address of each transferee), the principal amount of Notes held by such Person, the number of Conversion Shares issuable upon conversion of the Notes and the number of Warrant Shares issuable upon exercise of the Warrants held by such Person. The Company shall keep the register open and available at all times during business hours for inspection of any Buyer or its legal representatives.

          (b) Transfer Agent Instructions. The Company shall issue irrevocable instructions to its transfer agent, and any subsequent transfer agent, to issue certificates or credit shares to the applicable balance accounts at The Depository Trust Company ("DTC"), registered in the name of each Buyer or its respective nominee(s), for the Conversion Shares, the Interest Shares and the Warrant Shares issued at the Closing or upon conversion of the Notes or exercise of the Warrants in such amounts as specified in such amounts as specified from time to time by each Buyer to the Company upon conversion of the Notes or exercise of the Warrants in the form of Exhibit D (the "Irrevocable Transfer Agent Instructions"). The Company warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 5(b), and stop transfer instructions to give effect to Section 2(g) hereof, will be given by the Company to its transfer agent, and that the Securities shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement and the other Transaction Documents. The Company shall instruct its transfer agent that all Common Shares issued pursuant to terms of the Notes and Warrants, whether Conversion Shares, Interest Shares or Conversion Share or otherwise, shall not bear any restrictive legend pursuant to Canadian

Securities Laws. If a Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(f), the Company shall permit the transfer and shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by such Buyer to effect such sale, transfer or assignment. In the event that such sale, assignment or transfer involves Conversion Shares, Interest Shares or Warrant Shares sold, assigned or transferred pursuant to an effective registration statement or pursuant to Rule 144, the transfer agent shall issue such Securities to the Buyer, assignee or transferee, as the case may be, without any restrictive legend. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to a Buyer. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5(b), that a Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

     6. CONDITIONS TO THE COMPANY'S OBLIGATION TO SELL.

     The obligation of the Company hereunder to issue and sell the Notes and the related Warrants to each Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:

               (i) Such Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company.

               (ii) Such Buyer and each other Buyer shall have delivered to the Company the Purchase Price (less, in the case of Hudson Bay Overseas Ltd., the amounts withheld pursuant to Section 4(g)) for the Notes and the related Warrants being purchased by such Buyer at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

               (iii) The representations and warranties of such Buyer shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to the Closing Date.

     7. CONDITIONS TO EACH BUYER'S OBLIGATION TO PURCHASE.

     The obligation of each Buyer hereunder to purchase the Notes and the related Warrants at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for each Buyer's sole benefit and may be waived by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

               (i) The Company shall have duly executed and delivered to such Buyer (A) each of the Transaction Documents and, (B) the Notes (in such principal amounts as such Buyer shall request), being purchased by such Buyer at the Closing pursuant to this Agreement, and (C) the related Warrants (in such amounts as such Buyer shall request) being purchased by such Buyer at the Closing pursuant to this Agreement.

               (ii) Such Buyer shall have received the opinion of (i) Max Pinsky, Barrister & Solicitor, the Company's outside Canadian counsel, and (ii) Cairncross & Hempelmann, P.S., the Company's outside United States counsel, each as dated as of the Closing Date, in substantially the form of Exhibit E-1 and Exhibit E-2 attached hereto, respectively.

               (iii) The Company shall have delivered to such Buyer a certificate evidencing the formation and good standing of the Company and each of its Subsidiaries in such entity's jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction, as of a date within 10 days of the Closing Date.

               (iv) The Company shall have delivered to such Buyer a certificate evidencing the Company's qualification as a foreign corporation and good standing issued by the Secretary of State (or comparable office) of each jurisdiction in which the Company conducts business, as of a date within 10 days of the Closing Date.

               (v) The Company shall have delivered to such Buyer a certified copy of the Articles within ten (10) days of the Closing Date.

               (vi) The Company shall have delivered to such Buyer a certificate, executed by the Secretary of the Company and dated as of the Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by the Company's Board of Directors in a form reasonably acceptable to such Buyer and (ii) the Articles, each as in effect at the Closing, in the form attached hereto as Exhibit F.

               (vii) The representations and warranties of the Company shall be true and correct as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specified date) and the Company shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Closing Date. Such Buyer shall have received a certificate, executed by the Chief Executive Officer of the Company, dated as of the Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by such Buyer in the form attached hereto as Exhibit G.

               (viii) The Company shall have delivered to such Buyer a letter from the Company's transfer agent certifying the number of Common Shares outstanding as of a date within five days of the Closing Date.

               (ix) The Common Shares (I) shall be designated for quotation or listed on the Principal Market and (II) shall not have been suspended, as of the Closing Date, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the Closing Date, either (A) in writing by the SEC or the Principal Market or (B) by falling below the minimum listing maintenance requirements of the Principal Market.

               (x) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities.

               (xi) Such Buyer shall have received lock-up agreements in the form attached hereto as Exhibit H (the "Lock-Up Agreements", duly executed and delivered by each of Brent Lokash, David Reingold, Lisa Reingold, Mark Goodman and Orlee Muroff, which limits the rights of such persons to sell or transfer Common Shares of the Company.

               (xii) Such Buyer shall have received a subordination agreement in the form attached hereto as Exhibit I, duly executed and delivered by David Reingold, Lisa Reingold, Mark Goodman and Orlee Muroff.

               (xiii) Such Buyer shall have received a signed copy of the Securities Purchase Agreement by and among the Company, David Reingold, Lisa Reingold, Mark Goodman and Orlee Muroff (the "Reingold SPA").

               (xiv) The Company shall have delivered to such Buyer an undertaking, from Dennis Miller and Max Pinsky, Barrister & Solicitor, the Company's outside counsel, in the form attached hereto as Exhibit J to discharge each of the Security Interests within two Business Days of the Closing Date.

               (xv) The Company shall have delivered to such Buyer such other documents relating to the transactions contemplated by this Agreement as such Buyer or its counsel may reasonably request.

     8. TERMINATION. In the event that the Closing shall not have occurred with respect to a Buyer on or before five (5) Business Days from the date hereof due to the Company's or such Buyer's failure to satisfy the conditions set forth in Sections 6 and 7 above (and the nonbreaching party's failure to waive such unsatisfied condition(s)), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability of any party to any other party; provided, however, that if this Agreement is terminated pursuant to this Section 8, the Company shall remain obligated to reimburse the non-breaching Buyers for the expenses described in Section 4(g) above.

     9. MISCELLANEOUS.

          (a) Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company hereby appoints Timothy M. Woodland at Cairncross & Hempelmann, P.S. with offices at 524 Second Avenue, Ste. 500, Seattle, WA 98104-2323 (Tel: 206-254-4424, Fax: 206-587-2308, Email: twoodland@cairncross.com) as its agent for service of process in the United States. If service of process is effected pursuant to the above sentence, such service will be deemed sufficient under New York law and the Company shall not assert otherwise. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

          (b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

          (c) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

          (d) Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

          (e) Entire Agreement; Amendments. This Agreement and the other Transaction Documents supersede all other prior oral or written agreements between the Buyers, the Company, their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement, the other Transaction Documents and the instruments referenced herein and therein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the holders of at least 70% of the aggregate number of Registrable Securities issued and issuable hereunder and under the Notes, and any amendment to this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on all Buyers and holders of Securities, as applicable. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. No such amendment shall be effective to the extent that it applies to less than all of the holders of the applicable Securities then outstanding. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents, holders of Notes or holders of the Warrants, as the case may be. The Company has not, directly or indirectly, made any agreements with any Buyers relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents. Without limiting the foregoing, the Company confirms that, except as set forth in this Agreement, no Buyer has made any commitment or promise or has any other obligation to provide any financing to the Company or otherwise.

          (f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

Clearly Canadian Beverage Corporation
2267 10th Avenue W.
Vancouver, BC, Canada
Telephone: (604) 742-5300
Facsimile: (604) 742-5301
Attention: Chief Financial Officer

With a copy to:

Max Pinsky Personal Law Corporation
Barrister and Solicitor
1780 - 400 Burrard Street
Vancouver, B.C. V6C 3A6
Telephone: (604) 689-9930
Facsimile: (604) 689-9940
Attention: Max Pinsky

If to the Transfer Agent:

Pacific Corporate Trust
510 Burrard Street,
2nd floor,
Vancouver, BC
V6C 3B9
Telephone: (604) 691-7361

Facsimile: (604) 689-8144
Attention: Yasmin Juma

If to a Buyer, to its address and facsimile number set forth on the Schedule of Buyers, with copies to such Buyer's representatives as set forth on the Schedule of Buyers,

with a copy (for informational purposes only) to:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
Telephone: (212) 756-2000
Facsimile: (212) 593-5955
Attention: Eleazer N. Klein, Esq.

or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

          (g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Notes or the Warrants. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the holders of at least 70% of the aggregate number of Registrable Securities issued and issuable hereunder, including by way of a Fundamental Transaction (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants). A Buyer may assign some or all of its rights hereunder without the consent of the Company, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights.

          (h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

          (i) Survival. Unless this Agreement is terminated under Section 8, the representations and warranties of the Company and the Buyers contained in Sections 2 and 3, and the agreements and covenants set forth in Sections 4, 5 and 9 shall survive the Closing. Each Buyer shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

          (j) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

          (k) Indemnification. In consideration of each Buyer's execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company's other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless each Buyer and each other holder of the Securities and all of their shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons' agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby or (c) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities, (iii) any disclosure made by such Buyer pursuant to Section 4(i), or (iv) the status of such Buyer or holder of the Securities as an investor in the Company pursuant to the transactions contemplated by the Transaction Documents. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law. Except as otherwise set forth herein, the mechanics and procedures with respect to the rights and obligations under this Section 9(k) shall be the same as those set forth in Section 6 of the Registration Rights Agreement.

          (l) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

          (m)Remedies. Each Buyer and each holder of the Securities shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Buyers. The

Company therefore agrees that the Buyers shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

          (n) Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever any Buyer exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Buyer may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

          (o) Payment Set Aside. To the extent that the Company makes a payment or payments to the Buyers hereunder or pursuant to any of the other Transaction Documents or the Buyers enforce or exercise their rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, foreign, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

          (p) Independent Nature of Buyers' Obligations and Rights. The obligations of each Buyer under any Transaction Document are several and not joint with the obligations of any other Buyer, and no Buyer shall be responsible in any way for the performance of the obligations of any other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as, and the Company acknowledges that the Buyers do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group, and the Company will not assert any such claim with respect to such obligations or the transactions contemplated by the Transaction Documents and the Company acknowledges that the Buyers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. The Company acknowledges and each Buyer confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Buyer to be joined as an additional party in any proceeding for such purpose.

          (q) Currency. Unless otherwise indicated, all dollar amounts referred to in the Transaction Documents are in United States Dollars. All amounts owing under this Agreement or any Transaction Document shall be paid in US dollars. All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. "Exchange Rate" means, in relation to any amount of currency to be converted into US dollars pursuant to this Agreement, the US dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.

          (r) Judgment Currency.

               (i) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 9(r) referred to as the "Judgment Currency") an amount due in US dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Business Day immediately preceding:

                    (1) the date of actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

                    (2) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section being hereinafter referred to as the "Judgment Conversion Date").

               (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 9(r)(i)(2) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

          (s) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

          (t) Most Favored Nations. For so long as any Notes remain outstanding, if the Company consummates an equity or equity-linked financing (the "New Financing") and any of the terms, individually or in the aggregate, of such New Financing are more beneficial to the investors in such New Financing than those provided to the Buyers in the Notes (including, without limitation, the purchase price, deemed purchase price or the warrant coverage thereunder, if warrants are issued in connection with any such New Financing), the Notes shall be, without any further action by any Buyer or the Company, deemed amended and modified in an economically and legally equivalent manner such that the Buyers shall receive the benefit of each such more favorable term of such New Financing. Notwithstanding the foregoing, the Company hereby agrees, at its expense, to take such other actions (such as entering into amendments to this Agreement, the Notes or any other Transaction Document) as any Buyer may reasonably request to further effectuate the foregoing.

          (u) Dispute Resolution. In the case of a dispute as to the determination of the determination of whether or not a Dilutive Issuance or any other event which would lead to an adjustment of the Conversion Price or Exercise Price, or any issuance of Variable Equity Securities (as defined in the Note) has occurred, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within one (1) Business Day of receipt, or deemed receipt, of the event giving rise to such dispute, as the case may be, to the applicable Buyers. If the applicable Buyers and the Company are unable to agree upon such determination or calculation within one (1) Business Day of such disputed determination or arithmetic calculation being submitted to the applicable Buyers, then the Company shall, within one (1) Business Day submit via facsimile (a) the disputed pricing determination to an independent, reputable investment bank selected by the Company and approved by the applicable Buyers, (b) the disputed arithmetic calculation to the Company's independent, outside accountant or (c) the disputed facts regarding the occurrence of a Dilutive Issuance or issuance of Variable Equity Securities (or any other matter mentioned above which is not specifically required to be submitted to an investment bank or an accountant) to an expert attorney from a nationally recognized outside law firm (having at least 100 attorneys and having with no prior relationship with the Company) selected by the Company and approved by the applicable Buyers. The Company, at the Company's expense, shall cause the investment bank, the accountant or the attorney, as the case may be, to perform the determinations or calculations and notify the Company and the applicable Buyers of the results no later than five (5) Business Days from the time it receives the disputed determinations or calculations. Such investment bank's, accountant's or attorney's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

[Signature Page Follows]

     IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

COMPANY:

CLEARLY CANADIAN BEVERAGE
CORPORATION

By:
Name:
Title:

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

BUYERS:

HUDSON BAY OVERSEAS FUND, LTD.

By:
Name:
Title:

     IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

[OTHER BUYERS:]

By:
Name:
Title:

SCHEDULE OF BUYERS

(1)	(2)	(3)	(4)	(5)	(6)`	(7)

		Aggregate
		Principal	Number of	Number of		Legal Representative's
	Address and	Amount of	Series E	Series F	Initial Purchase	Address and Facsimile
Buyer	Facsimile Number	Notes	Warrant Shares Warrant Shares		Price	Number

Hudson Bay Overseas Fund, Ltd.[1]	120 Broadway, 40th Floor New York, New York 10271 Attention: Yoav Roth May Lee Facsimile: 212-571-1279 Telephone: 212-571-12444 E-mail: investments@hudsonbaycapital.com	$2,400,000	515,021	515,021	$2,400,000	Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 Attention: Eleazer Klein, Esq. Facsimile: (212) 593-5955 Telephone: (212) 756-2376
BridgePointe Master Fund Ltd.	1120 Sanctuary Parkway Ste 325 Alpharetta, GA 30004 770-777-5844 (fax)	$600,000	128,755	128,755	$600,000	P. Brad Hathorn, Esq. 1120 Sanctuary Parkway Ste 325 Alpharetta, GA 30004 770-640-8130 ext. 110 770-777-5844 (fax)
CAMOFI Master LDC c/o Centrecourt Asset Management	350 Madison Ave, 8th Floor New York, NY 10017 646-758-6751 (fax)	$1,200,000	257,511	257,511	$1,200,000	Keith Wellner, General Counsel c/o Centrecourt Asset Management 350 Madison Ave, 8th Floor New York, NY 10017 646-758-6751 (fax)
CAMHZN Master LDC c/o Centrecourt Asset Management	350 Madison Ave, 8th Floor New York, NY 10017 646-758-6751 (fax)	$300,000	64,378	64,378	$300,000	Keith Wellner, General Counsel c/o Centrecourt Asset Management 350 Madison Ave, 8th Floor New York, NY 10017 646-758-6751 (fax)

1 Securities issued to Hudson Bay Overseas Fund Ltd. are issued under Regulation S.

Midsummer Investment, Ltd. (Investing Entity) c/o Midsummer Capital, LLC	295 Madison Ave., 38th Floor New York, NY 10014 Fax 212-624-5040	$3,000,000	643,777	643,777	$3,000,000	Rob Charron Michael Nertney Feldman, Weinstein & Smith 420 Lexington Avenue New York, New York 10170 (212) 869-7000 Direct Dial: (212) 931-8705 Fax: (212) 401-4741
Enable Growth Partners LP	One Ferry Building, Suite 225 San Francisco, CA 94111 Contact: Brendan O’Neil T: 415 6771578 F: 415 677 1580	$1,350,000	289,699	289,699	$1,350,000
Enable Opportunity Partners LP	One Ferry Building, Suite 225 San Francisco, CA 94111 Contact: Brendan O’Neil T: 415 6771578 F: 415 677 1580	$150,000	32,188	32,188	$150,000
Ryan M. Lane	1034 Clinton Street Hoboken NJ 07030 F: 212 608 3307	$270,000	57,939	57,939	$270,000
John D. Lane	263 Queens Grant Rd Fairfield, CT 06824 F: 212 608 3307	$90,000	19,313	19,313	$90,000

EXHIBITS

Exhibit A	Form of Notes
Exhibit B	Form of Series E and F Warrants
Exhibit C	Form of Registration Rights Agreement
Exhibit D	Form of Irrevocable Transfer Agent Instructions
Exhibit E	Form of Opinion of Company's Counsel
Exhibit F	Form of Secretary's Certificate
Exhibit G	Form of Officer's Certificate
Exhibit H	Form of Lock-Up Agreement
Exhibit I	Form of Subordination Agreement
Exhibit J	Form of Undertaking

SCHEDULES

Schedule 3(a)	Subsidiaries
Schedule 3(k)	SEC-CSA Documents
Schedule 3(l)	Absence of Certain Changes
Schedule 3(q)	Transactions with Affiliates
Schedule 3(r)	Equity Capitalization
Schedule 3(s)	Indebtedness and Other Contracts
Schedule 3(t)	Absence of Litigation
Schedule 3(v)	Employee Relations
Schedule 3(x)	Intellectual Property Rights
Schedule 3(z)	Subsidiary Rights
Schedule 3(ee)	Ranking of Notes
Schedule 4(d)	Use of Proceeds
Schedule 4(i)	Buyer(s) with Material Nonpublic Information